SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  July 2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

Private Placement Closing

On June 9, 2003, Minco Mining & Metals Corporation (the "Registrant") announced a proposed private placement of up to Cdn$1,500,000 at a price of Cdn $0.35 per unit.  Proceeds, if concluded, would be used for advancing exploration on the Company's Gobi and BYC gold projects in China and for general corporate working capital.

On July 29, 2003, Minco Mining & Metals Corporation announced that it has closed its private placement for Cdn$1,500,000.00 at a price of Cdn$0.35 per unit.

The Registrant currently has 18,640,123 issued and outstanding common shares.  The maximum number of common shares issuable under this private placement will be 6,428,571.  123,928 common shares of the Company will be issued as finder's fees.

A copy of the Registrant's news release dated July 29, 2003 announcing the closing is attached.

2.

Exhibits

2.1

News Releases dated July 29, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    July 29, 2003                                       William Meyer

Director and Chairman

Exhibit 2.1

TSX : MMM

For Immediate Release:  July 29, 2003                                                                                                           NEWS RELEASE

Vancouver, British Columbia - Minco Mining and Metals Corporation is pleased to announce the closing of its Private Placement for C$1,500,000.00 at a price of Cdn$0.35 per unit.

The Private Placement consists of one common share and one half non-transferable share purchase warrant.  Each whole warrant entitles the warrant holder to purchase one common share of the Company for a period of two years.  Each whole warrant is exercisable on payment of Cdn$0.40 into one common share of the Company in the first year and Cdn$0.60 per common share if exercised in the second year.   There will be a finder's fee paid in cash and shares.  The shares will have a four month hold period.

At the Annual General Meeting of shareholders and at a directors' meeting held in June, the following  directors and officers of the Company were appointed:

Ken Cai, Director, President and Chief Executive Officer

William Meyer, Director and Chairman of the Board

Robert F. Callander, Director

Hans Wick, Director

Mar Bergstrom, Corporate Secretary

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (TSX:MMM).  The Company has advanced gold and base metal properties in China.

For further information, please contact William Meyer or Ken Cai at Minco

1-888-288-8288 or (604) 688-8002

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release